

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4631

February 19, 2010

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
     Registration Statement on Form S-1
     Amended February 2, 2010
     File Number 333-150141

Dear: Mr. Black:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Please note that additional comments from the Division of Investment Management may be forthcoming.

Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics

Assets Under Management, page 106

2. We have read your response to comment 11 from our letter dated December 18, 2009. Please expand your disclosures regarding your AUM to specifically address the changes in (i) Income (loss) and (ii) distributions and/or redemptions. Where material, you may need to identify and discuss the particular funds that impacted this measure. Where you identify and discuss particular funds, please also quantify the impact of each fund. Please also quantify the impact of each business reason for changes in line items where multiple business reasons are provided.

Results of Operations, page 118

General

3. We have read your response to comment 16 from our letter dated December 18, 2009. Our comment referred to your discussion of advisory and transaction fees, management fees and carried interest on both a consolidated and segmental basis. It is not clear from your response which indicates that the Company revised its disclosures on pages 141 and 144 that you have appropriated revised all the relevant sections of your results of operations to address comment 16 from our letter dated December 18, 2009. In addition, with regard to your disclosures on pages 141 and 144 we note your generalized discussion of global credit market. To the extent the fund's investment strategy impacted the fair value of its underlying investment portfolio or where a particular investment has materially impacted your results, please indentify and these underlying factors.

4. We have read your response to comment 17 from our letter dated December 18, 2009. Please expand your discussions to provide more insight into the nature of the transactions that have significantly impacted the changes in the amount of advisory and transaction fees you have recorded for each period presented. In addition, it is unclear why you have revised your disclosures to discuss your advisor and transaction fees from affiliates on a net basis rather that on a gross basis as you did in Amendment #2. Your discussion should address the reasons for the underlying changes in your advisory and transaction fees on a gross basis as well as the reasons for the changes in your management fee offsets and your reimbursed broken deal costs.

5. We have read your response to comment 18 from our letter dated December 18, 2009. Please expand your discussion of your results of operations to include a discussion of incentive fees earned and any related high hurdle rates or high water marks that have materially impacted your results. This could include a discussion about the high-water marks on a fund.

6. We have read your response to comment 20 from our letter dated December 18, 2009. We note that your disclosures on pages 229 and 230 identify each of your funds by segment as well as their respective inception to date and as of September 30, 2009 investment record. For each significant fund, please also disclose the annualized returns for each period presented. Although you are in the best position to determine which funds may be deemed significant, please consider the criteria presented in our prior comment 20.

<u>Legal Proceedings, page 232</u>

7. We have read your response to comment 29 from our letter dated December 18, 2009. You indicate that on December 9, 2009, the parties entered into a settlement agreement, which provides for an $18 million cash settlement. Please clarify and disclose the facts and circumstances, herein as well as the notes to your financial statements, which resulted in you not becoming a party to this settlement agreement.

8. We have read your response to comment 30 from our letter dated December 18, 2009. Given that this settlement was significant, please include disclosures, herein or in the notes to your financial statements, which help us reconcile the previous disclosures to the $200 million litigation expense recognized in fiscal 2008. Please also disclose the reason for the $425 million payment and clarify which affiliates you are referring to. Please disclose the impact of the $425 payment on your financial statements for the year ended December 31, 2008. Your disclosures should be similar to the information provided in your response.

<u>Closing Comments</u>

You may contact Ernest Green at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Monica K. Thurmond, Esq.
        Fax (212) 326-2061